September 13, 2005

      Mail Stop 4561

James L. Fritzemeier
President
Advisors REIT I, Inc.
8301 E. 21st North-Suite 235
Wichita, KS 67206

	Re:	Advisors REIT I, Inc.
		Amendment No. 1 to Registration Statement on
		Form S-11
      	Filed August 5, 2005
      	Registration No. 333-124916

Dear Mr. Fritzemeier:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please respond to the comments in this letter, our letter dated
September 8, 2005 and our letter dated August 23, 2005 in one response letter.

General
1. We note that Dimensions Investment Management, Inc., a SEC registered investment adviser, and its affiliate Dimensions Financial
Consultants ("DFC"), an investment adviser registered with the state of Kansas but not the SEC, share the same principal office and place of business. Rule 203A-2(c) of the Advisers Act exempts from the prohibition on SEC registration investment advisers that are under common control and have the same principal place of business as a SEC registered investment adviser; generally, an adviser exempt from the prohibition on Commission registration is required to register with the Commission absent eligibility for some form of registration exemption. Because Mr. Sokolosky owns (through a trust) more than 25% of Dimensions stock and is a co-owner (with Mr. Rappard) of DFC, it would appear that the two entities are under common control and DFC must register with the SEC.
2. Please note that because Mr. Sokolosky is a principal of Dimensions and he will be selling REIT securities primarily to Dimensions` clients, Dimensions must disclose this conflict of interest on its Form ADV filed through the IARD and also in the disclosure brochure it must give to clients. See Item 8 of Part 1A of Form ADV and Item 9 of Part II of Form ADV. Specifically, Mr. Sokolosky and Dimensions have fiduciary obligations to their clients, therefore Dimensions must disclose that it, through Mr. Sokolosky`s ownership interest in Dimensions, has a financial interest in the sale of these securities.

Form S-11

Suitability Standards
3. The Advisers Act requires RIAs to make suitability determinations when selling REIT securities to investors. In particular, an adviser has a duty under the Act to make a reasonable inquiry into the client`s financial situation, investment experience and investment objectives and make a reasonable determination that the advice is suitable in light of the client`s situation, experience and objectives. Please amend your registration statement to state that
RIAs selling the registrant`s shares will make suitability determination as required by the Advisers Act.


*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.








      You may contact the Division of Investment Management with any questions on the comments contained in this letter at 202-551-
6999.
Please contact Charito A. Mittelman at 202-551-3402 or me at 202-
551-
3411 with any other questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Michael R. Biggs, Esq. (via facsimile)
	Biggs Wilkerson, L.C.

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James L. Fritzemeier
Advisors REIT I, Inc.
September 13, 2005
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